SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 6, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores,* informing that the Company decided to call to an Extraordinary Bondholders Meeting Class A and B Notes issued under the Global Note Program of issuance jointly or individually.

By letter dated August 6, 2002, the Company informed that it decided to call to an Extraordinary Bondholders Meeting Series A and B Notes issued under the Global Note Program of issuance jointly or individually in order to consider the waiver to the Company for breach of the covenants of the Section Certain Covenants, subsection Financial Ratios included in the Pricing Supplement of the Class A Notes dated January 15, 2001.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: ____________________________

Name: Saúl Zang

Title: Director

Dated: August 8, 2002